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Exhibit

Exhibit            Description

99                    Announcement on 2021/05/04: The United States District Court Southern District of New York approved the settlement of the class action between the plaintiff Kevin D. Meyer and UMC

Exhibit 99

The United States District Court Southern District of New York approved the settlement of the class action between the plaintiff Kevin D. Meyer and UMC

1. Parties to the legal matter: Kevin D. Meyer, et al., and United Microelectronics Corp., et al.

2. Name of the court or punishing agency of the legal matter: The United States District Court Southern District of New York

3. Reference/Case number of relevant documents of the legal matter:

KEVIN D. MEYER, et al. v. United Microelectronics Corporation, et al., 19 CV 02304 VM

4. Date of occurrence of the event: 2021/05/04

5. Details of occurrence (including the matter under dispute):

Due to the lawsuit filed previously by US DOJ pursuant to the US laws against the Company, it is derived therefrom that the plaintiff, Kevin D. Meyer, individually and on behalf of all other similarly situated, filed a class action with the United States District Court Southern District of New York against the Company and certain of our senior officials on the count of violation of Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The court approved the settlement reached between the plaintiffs and the defendants on May 3, 2021 EST.

6. Handling procedure: Please refer to points 7 and 8.

7. Impact on the Company’s finance and business and projected amount:

According to the court approved settlement, UMC shall pay three million US dollars (USD 3,000,000) as the settlement fund to be allocated to the class plaintiffs and reimbursed of the expenses and class counsel fees. There is no material effect on finances and business.

8. Countermeasures and improvement status:

The United States District Court Southern District of New York approved the settlement of the class action between the plaintiff Kevin D. Meyer and UMC on May 3, 2021 EST.

9. Any other matters that need to be specified: None